Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 7, 2016	May 9, 2015
Earnings:
Income before income taxes	$1,255,136	$1,180,405
Fixed charges	164,249	163,625
Less: Capitalized interest	(572)	(580)

Adjusted earnings	$1,418,813	$1,343,450

Fixed charges:
Gross interest expense	$98,606	$100,737
Amortization of debt origination fees	5,407	4,274
Interest portion of rent expense	60,236	58,614

Fixed charges	$164,249	$163,625

Ratio of earnings to fixed charges	8.6	8.2

	Fiscal Year Ended August
	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)
Earnings:
Income before income taxes	$1,802,612	$1,662,714	$1,587,683	$1,452,986	$1,324,246
Fixed charges	236,996	249,513	265,108	250,056	240,329
Less: Capitalized interest	(963)	(1,041)	(1,303)	(1,245)	(1,059)

Adjusted earnings	$2,038,645	$1,911,186	$1,851,488	$1,701,797	$1,563,516

Fixed charges:
Gross interest expense	$146,777	$163,544	$180,085	$170,481	$164,712
Amortization of debt origination fees	6,230	6,856	8,239	8,066	8,962
Interest portion of rent expense	83,989	79,113	76,784	71,509	66,655

Fixed charges	$236,996	$249,513	$265,108	$250,056	$240,329

Ratio of earnings to fixed charges	8.6	7.7	7.0	6.8	6.5